

September 23, 2022

Leslie Yu
Chef Executive Officer
Quhuo Limited
3rd Floor, Block A, Tonghui Building, No. 1132 Huihe South Street
Chaoyang District Beijing 100020
The People's Republic of China

> **Re: Quhuo Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed September 9, 2022**
> **File No. 001-39354**

Dear Ms. Yu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 4. Information on the company
B. Business Overview, page 60

1. When describing your business, you state that you are a "workforce operational solution platform," that you "provide tech-enabled, end-to-end operational solutions," and that you "play a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers." However, it appears that these references to solutions, platforms, technology, and being a link do not explain in plain English what your actual service offerings are and may imply that you generate revenue directly from providing technology, software, platforms, or systems to customers. Please revise to state, if true, that you deliver food and products for third-party businesses, that you maintain and transport bicycles for bicycle rental companies, that you rent cars to ride-sharing drivers,

and that you clean properties such as hotels, B&Bs and short-term rentals. Please also revise to reduce the amount of jargon in your business overview so that investors can more clearly understand the nature of your operations. Please provide us with your intend revised disclosure.

2. If our understanding above is correct, please also consider revising captioning in tables quantifying your revenue components to more directly describe the service categories, such as food and product deliveries, maintenance and transportation of bicycle fleets, housekeeping, and other.

3. You disclose that leveraging your technology capabilities, you conduct data-driven operational analysis to assist our industry customers in improving their service quality and consumer satisfaction. Please tell us if you earn revenue from such analysis and, if so, how it is measured and recognized.

Item 5. Operating and Financial Review and Prospects
Non-GAAP Financial Measures, page 90

4. You present an intermediate non-GAAP measure titled Adjusted net income (loss). Please tell us how you considered the requirement to tax-effect this measure pursuant to Non-GAAP C&DI 102.11.

Results of Operations, page 96

5. Please revise to quantify factors to which changes are attributed. For example, you disclose general and administrative expenses increased due to increases in staff costs, professional service fees, and impairment losses.

Index to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition - On-demand delivery solutions, page F-20

6. We note that upfront payments to a customer for entering into a new contract are initially recognized as a non-current assets and reduce revenues on a straight-line basis over an anticipated relationship period of generally 8 years. You also state that "A delivery service agreement typically is one year in term and is renewable by mutual consent." Please tell us how you determined that 8 years was the appropriate amortization period. Additionally, please quantify for us the total contract asset balance for each period presented, tell us which line item on the Consolidated Balance Sheet it is included in, and tell us how you classify such payments in your Consolidated Statements of Cash Flows. Please also tell us whether you provide additional consideration to customers upon contract renewal.

Note 13. Other Non-current Assets, page F-35

7. We note that rental and industry customer deposits appear to be a significant component

of other Non- Current Assets. Accordingly, please revise the footnote to disclose the nature of these deposits and your related accounting policy.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services